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                               May 9, 2023

       Ben Lee
       Chief Executive Officer
       Movella Holdings Inc.
       3535 Executive Terminal Drive, Suite 110
       Henderson, Nevada 89052

                                                        Re: Movella Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2023
                                                            File No. 333-271458

       Dear Ben Lee:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the shares and warrants being registered for resale, disclose the price that the selling stockholders
paid for such shares and warrants.
   2. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in
the prospectus summary, risk factors, MD&A and use of proceeds section and disclose
that cash proceeds associated with the exercises of the warrants are dependent on the stock
price. As applicable, describe the impact on your liquidity and update the discussion
on the ability of your company to fund your operations on a
                                                        prospective basis with
your current cash on hand.
 Ben Lee
FirstName  LastNameBen
Movella Holdings Inc. Lee
Comapany
May  9, 2023NameMovella Holdings Inc.
May 9,
Page 2 2023 Page 2
FirstName LastName
3. We note the significant number of redemptions of your then-outstanding Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Risk Factors
Sales of a substantial number of our shares..., page 51

4. Please discuss the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose that even though the current trading price is significantly below the SPAC
         IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
92

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
General

6. Revise your prospectus to disclose the price that each selling stockholder paid for the shares of common stock being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and warrants, and the price that the public stockholders acquired their shares and warrants.
         Disclose that while the other selling stockholders may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ben Lee
Movella Holdings Inc.
May 9, 2023
Page 3

       Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jeff Kauten, Staff
Attorney, at 202-551-3447 with any other questions.



FirstName LastNameBen Lee                                 Sincerely,
Comapany NameMovella Holdings Inc.
                                                          Division of
Corporation Finance
May 9, 2023 Page 3                                        Office of Technology
FirstName LastName